

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 15, 2011

<u>Via U.S. Mail</u>

Mark A. Garvey
Executive Vice President and Chief Financial Officer
Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424

> **Re:** **Sara Lee Corporation**
> **Form 10-K for the Fiscal Year Ended July 2, 2011**
> **Filed August 26, 2011**
> **File No. 001-03344**

Dear Mr. Garvey:

We refer you to our comment letter dated September 30, 2011 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
Assistant Director
Division of Corporation Finance